PART II: ANNUAL REPORT PURSUANT TO REGULATION A

East Bay Permanent Real Estate Cooperative, Inc.

This document contains forward-looking statements and financial projections, and they could be totally wrong.

Financial projections provided in this document and elsewhere are based upon assumptions that the management of the Cooperative believes to be reasonable. However, given all of the risks summarized above and other unpredictable factors impacting the Cooperative, the projections should be viewed merely as financial possibilities and not as a prediction or guarantee of future performance.

Specifically, this document contains forward-looking statements (a term defined in Section 27A of the Securities Act), which tend to include words like “believe,” “may,” “will,” “could,” “would,” “plan,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “hope,” or the negative or plural of these words or similar expressions. With these statements, we aim to project our revenues, income or loss, capital expenditures, business relationships, financing, property acquisitions, and plans for future operations. Such statements are based upon management’s current expectations, beliefs, and assumptions about future events, and therefore involve a number of risks and uncertainties.

You should not rely upon forward-looking statements as predictions of future events. Except as required by law, neither the Cooperative nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. The Cooperative undertakes no obligation to update publicly any forward-looking statements for any reason after the date of this Annual Report to conform these statements to actual results or to changes in its expectations.

Details of “Risk Factors” identified by management that can and will affect the accuracy of these forward-looking statements are included in the Cooperative’s Offering Circular dated August 10, 2021, as amended, filed in connection with the Cooperative’s Offering Statement on SEC Form 1-A POS, most recently qualified by the SEC on August 31, 2021. Such Risk Factors may be updated from time to time in the Cooperative’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. You should read this Annual Report, as well as the Offering Circular and all related documents with the understanding that the Cooperative’s actual future results, performance, events, and circumstances may be very different from what the Cooperative expects.

Item 1. Description of Business

East Bay Permanent Real Estate Cooperative, Inc. is a California Cooperative Corporation. In this document, we also refer to it as “East Bay Permanent Real Estate Cooperative” or “EB PREC” and the terms “we,” “us,” “our,” “Cooperative,” “management,” “Company,” or similar terms.

1

Mission and Background

East Bay Permanent Real Estate Cooperative’s mission is to facilitate Black, Indigenous, People of Color, and allied communities to cooperatively organize, finance, purchase, occupy, and steward properties, taking them permanently off the speculative market, creating community controlled assets, and empowering our communities to cooperatively lead a just transition from an extractive capitalist system into one where communities are ecologically, emotionally, spiritually, culturally, and economically restorative and regenerative.

We were formed in recognition that the Bay Area’s vibrant, diverse communities are rapidly being displaced. In 1980 Black people were by far the largest ethnic group in Oakland, accounting for 46% of Oakland’s population.1 By 2015, the Black population had fallen to 25.4%, now the 3rd largest demographic, following White (26.9%) and Hispanic (26.1%) populations.2 Similar stories are unfolding across the country. We believe the only way to disrupt this pattern is to center communities of color in leading a just transition that conserves cultural assets and permanently protects land from speculative markets.

Approach

We’ve created an approach to stabilizing and preserving the heritage of our community through a participatory model of real estate acquisition and neighborhood development. Our model of real estate development is grassroots-led, rather than top-down. EB PREC’s unique model of development engages community members and local organizations in the visioning and planning process for each property, meaning that each property has a group of people personally “invested” (through participation) in the success of the project.

Primary Activity

EB PREC’s primary business activity is to buy, rehabilitate, steward, and manage real estate. EB PREC’s staff supports and provides technical and financial assistance to groups of community members who coalesce around the acquisition of various types of properties. The group (referred to within EB PREC as an “owner group”) then organizes neighbors and other community members to support the project by becoming Owners of EB PREC. When people purchase Investor Owner Shares, this provides financing to help EB PREC purchase the property. Financing from Investor Owners can be combined with other forms of financing, like loans or “Program Related Investments” from philanthropic foundations, to complete the acquisition.

EB PREC then acquires title, permanently protecting the property from the speculative market, while sharing the governance of the property with democratic groups of residents. EB PREC collaborates with residents to set monthly contributions (a.k.a. rent) not for the purpose of generating profit, but with the goal of sustaining the property financially, while keeping real estate affordable by operating at-cost and allowing residents to build limited equity. The monthly contributions are calculated with the goal of covering the financing, acquisition, operating costs, and any other costs associated with each project. The intention is for surplus income to build limited equity for, and be returned to, residents.

_____________________________

1 https://www.sfgate.com/bayarea/article/25-drop-in-African-American-population-in-Oakland-2471925.php

2 http://www2.oaklandnet.com/oakca1/groups/ceda/documents/agenda/oak069022.pdf

2

While the real estate market is cyclical and can be unpredictable, EB PREC is uniquely situated to reduce risk in our portfolio over time for various reasons:

●	By co-managing our properties with EB PREC’s resident-owners (as defined in our Bylaws), we believe we are likely to have lower resident turnover, better property upkeep, and be able to better anticipate and proactively address problems through active communication and relationship building with residents.
●	The Cooperative is building strong relationships with local community land trusts, affordable housing developers, and housing rights organizations. These partnerships will help us access skills, professional expertise, financing, and economies of scale.
●	Our model is designed to allow residents to build equity over time, but we do not tie this equity to market fluctuations, since this would lead to significant financial unpredictability and burdens for the Cooperative when we pay out equity to residents.
●	Investing in the EB PREC brand and cultural capital also helps us to reduce our risk. The value and credibility of our work has grown each year since our founding. With nearly 500 member Owners, dozens of powerful stakeholders (including the City of Oakland and multiple billion-dollar foundations), and national press[3], EB PREC’s brand has strengthened our organization and de-risks our work. Additionally, we recently acquired Esther’s Orbit Room, which holds an immense amount of cultural and historical significance in Oakland and across the country.

Secondary Activities

EB PREC has taken on secondary business activities, most emerging from the deep connections EB PREC has built with local government, community members, and organizations, in order to carry out its mission. EB PREC’s secondary activities include:

Education. EB PREC has contracted with and been paid by both Sustainable Economies Law Center (“Law Center”) and Northern California Land Trust (“NCLT”) to develop educational curriculum, classes, and events related to community stewardship of land and housing. For example, NCLT has hired EB PREC to develop and host a resident training program for the Co-op 789 real estate project. EB PREC is also a partner in the Transformative Climate Communities (TCC) Grant received by the City of Oakland from the California Strategic Growth Council. As a partner EB PREC is contracted to provide outreach, education, and organizing services to uplift anti-displacement policies, programs, and strategies in East Oakland. This contract should support three full-time staff positions at EB PREC through the end of 2025.

Community events. EB PREC hosts many community gatherings, discussions, and other events, which may or may not generate income.

_____________________________

3https://ebprec.org/press

3

Public speaking. EB PREC has received a small stream of earned income in the form of fees and honorariums for speaking engagements, both in person and remote via webinar and panel presentations. EB PREC has presented to the following groups in 2021: UCLA Luskin Institute on Inequality and Democracy, Angels of Main Street, Bay Area LISC, Justice Funders, Resource Generation Bay Area chapter, Chordata Capital, East Bay Community Foundation Inclusive Economies Showcase, Grantmakers in the Arts, Thriving Resilient Communities Collaboratory, Transform Finance, San Jose Community Land Trust, Community Vision/CalCORE, Center for Cultural Innovation, and Oakland CLT.

Technical assistance and consulting. Staff of EB PREC provide in-depth technical assistance to local organizations with similar or overlapping goals. Some of these are organizations who might be interested in acquiring a property in partnership with EB PREC, but need technical assistance to reach a point of readiness to acquire property. Other organizations are not interested in acquiring property, but come to us for support on governance, cooperative structures, or financial modeling. Some of the organizations we have supported or are supporting include the East Oakland Grocery Cooperative, the BlacSpace Cooperative, Alena Museum, the Black Cultural Zone, and others. In addition, EB PREC staff have done paid consultations with groups outside of the Bay Area, such as real estate projects in Montreal and Dayton seeking to model themselves off EB PREC.

Coalition-building. EB PREC staff is active in many local and regional housing justice organizations and coalitions, including Right to the City, the People’s Land and Housing Alliance, the Black Cultural Zone partnership, the Regional Tenant Organizing Network, the Oakland Property Acquisition Collaborative, and the Transformative Climate Communities collaborative. This work allows us to support partners doing mission-aligned work, ask for their support as needed, and contribute to policy work through the power of these coalitions.

Staffing and Support

Current staffing and support. 2021 was a turbulent year across the country for employment. EB PREC managed to hire 7 staff members in 2021, three of whom did not remain with the Cooperative through the end of the year. We currently have 6 full-time employees and 1 part-time employee, as detailed below. We were also so excited to accept our first new Staff Owner since founding our staff collective in 2018! Annie McShiras joined the EB PREC staff collective in 2020, and was technically a “Candidate” until her 1-year anniversary, at which time the other staff owners voted to approve her as a full Staff Owner of the cooperative.

In addition to these EB PREC staff, the Law Center employs 5 people, and manages 3 volunteers, who work part-time to support with EB PREC’s development and legal needs, in addition to Noni Session, who is employed full-time to support the work of EB PREC and related education and organizing, under a project fiscally sponsored by the Law Center, called Collective Action and Land Liberation Institute. The details of the Law Center’s commitments to EB PREC are provided in the attached Legal Services Agreements and Incubation and Technical Support Agreement.

EB PREC also receives additional legal support from Gundzik Gundzik Heeger LLP, and pro bono legal support from Daniel Rollingher, as well as Allen Matkins Leck Gamble Mallory & Natsis LLP.

The Cooperative is in the process of finalizing a contract with the design/build firm Sabi Design Build, to lead the design, architectural drawings, permitting, and rehabilitation at Esther’s Orbit Room.

4

Hiring plans. In 2022 EB PREC plans to hire additional staff, including a “Co-ownership and Education Facilitator” to help steward our members through the learning journey from idea to property acquisition. We are also considering hiring other positions this year which may include an Administration/Operations and HR position, a Communications position, a part-time Property Management position, and various roles as they emerge to support the Esther’s Orbit Room project.

What Is Unique About EB PREC’s Corporate Structure?

EB PREC is a California cooperative corporation, which is described in the California Corporations Code (“Code”) sections 12200 to 12704. According to section 12201 of the Code, “such corporations are democratically controlled and are not organized to make a profit for themselves, as such, or for their members, as such, but primarily for their members as patrons.” As such, Investor Owners should not view the purchase of Investor Owner Shares as an opportunity to profit in the way that investors in conventional stock corporations might. Rather, Investor Owners are providing low-cost capital to support the work EB PREC does for the community, staff, and residents.

Structure and Governance

EB PREC has a unique legal, governance, and financial structure that is best understood by reading our Bylaws, attached to this document. We have written and included cartoons in these Bylaws with the goal that all Owners read, understand, and feel empowered by our structure through accessible legal language.

Unlike a conventional housing cooperative, which is formed to provide housing to a defined group of residents, EB PREC could be described as a “movement cooperative,” because it is designed not only to provide housing and affordable real estate, but also to build a large membership base and serve members’ collective goal to transform our neighborhoods and our systems for land ownership.

To this end, EB PREC has 4 categories (or “classes”) of Owners (or “members”), each with different rights, qualifications, responsibilities, and ways of participating in EB PREC:

1.	Community Owners
2.	Investor Owners
3.	Resident Owners
4.	Staff Owners

The securities being sold through our offering enable people to become Investor Owners. To understand the role of Investor Owners in relation to other Owner categories, please read our Bylaws.

5

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this section in conjunction with EB PREC financial statements. See EB PREC Audit Reports for 2020 and 2021 in Item 7 of this document.

The discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. EB PREC’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under Risk Factors in our Offering Circular.

Esther’s Orbit Room Cultural Revival Project

Our primary project in 2021 was the Esther’s Orbit Room Cultural Revival Project. We ran a capital campaign, entered into a 6-month option with the seller, did a lot of due diligence (research and inspections), did a feasibility study, and finally on September 30th 2021 EB PREC closed escrow on Esther’s Orbit Room. We spent around $92,000 on due diligence (before closing) and the acquisition itself cost $1,500,000. This acquisition included three separate but connected parcels, with two buildings, including over 9,000 sqft of commercial and residential space, plus a 2,000 sqft “backyard.”

As a part of acquiring this property EB PREC established Orbit Properties LLC, a wholly owned subsidiary. We did this based on legal advice we received. Many real estate companies set up a separate LLC for each property they own. These LLCs limit legal liability, and thus shelters EB PREC from some of the risks of the project. Thus, the legal entity that owns Esther’s Orbit Room is Orbit Properties LLC. However, because this LLC is wholly owned by EB PREC, its finances are consolidated into the audited financial statements for EB PREC.

Orbit Properties LLC received a $1,700,000 zero-interest loan from ImpactAssets (from the Restorative Economies Fund) to acquire and develop Esther’s Orbit Room, as shown in exhibit 6.k. As we navigated the legal framework for this loan, we and the lenders learned about “imputed interest”, which basically means that even if the lender is not charging interest, for the sake of the IRS there is a minimum interest rate that they assume should be assumed for tax purposes4. In our instance, Impact Assets has agreed to do Expenditure Responsibility Reporting, which allows them to give this lack of interest as a “gift” to an organization like ours even though we are not a 501c-3 non-profit. This Expenditure Responsibility Reporting requires an impact report from EB PREC each year to show that our activities align with their charitable purpose. On our side, EB PREC is required to treat the interest we are not paying as income, and thus we must report it as income on our income statement. Because the loan was received in September, this year that amount was prorated to $7,412.93.

In 2021 EB PREC received a “Recoverable Grant” from LISC for $90,000 (this was before we had established Orbit Properties LLC). “Recoverable Grant” was a confusing concept for our team at first, but eventually we decided it was in our best interest to receive the funds even though it was not a typical grant. Basically, LISC offered to give us $90,000 to do the pre-development work at Esther’s Orbit Room. These $90,000 would be recoverable (meaning we have to pay it back) if we succeed in acquiring the project. If we didn’t succeed in acquiring the project, then the funds would not be recoverable, meaning we would not have to pay them back. This type of recoverable grant is beneficial because it reduces the risk of pre-development. It allowed us to invest $90,000 in the due diligence, research, and feasibility study before we acquired Esther’s, with the safety of knowing that if the project didn’t succeed, we wouldn't have to pay those funds back. However, now that we have acquired the property, the conditions of the recoverable grant indicate that we do need to repay these funds to LISC this year. Thus, these funds are now treated as a liability on our balance sheet, instead of being treated like a grant.

_____________________________

4 https://www.investopedia.com/terms/i/imputedinterest.asp

6

EB PREC applied for an additional loan from the San Francisco Foundation (“SFF”), through their Program Related Investment program for funding the construction on Esther’s Orbit Room, projected to begin in 2023. SFF’s board approved the loan in January of 2021, subject to finalizing certain details in collaboration with our team.

Property Donation

In May of 2020 EB PREC received the donation of 2447 Prince St, a single family home in Berkeley (“Prince Property”). The Prince Property has no associated debt, but over the past two years EB PREC has spent around $85,000 of our Investor Owner Equity on various repairs, including remodeling the kitchen, and fixing the roof and siding. At the time of transfer the Prince Property was assessed at $1,350,000, which accounts for the “Additional Paid In Capital” on our 2020 balance sheet. EB PREC believed the Prince Property had been overvalued, and requested the assessment be revised downward to reduce the property tax burden. Property taxes make up the primary operating expense for this property, and the reduction in the assessed value will lead to a reduced annual property tax expense of around $2,000, making the Prince Property more affordable for our Resident Owners. In 2021 we did receive a reduction of the assessed value to $1,175,000. However, our financial statements still show the value at $1,350,000. This is because, to the best of our understanding, generally accepted accounting principles require that reductions in value like this only be recorded if the reduction is permanent, but because property values in the Bay Area continue to rise, it’s not likely that the property value will stay at this reduced value for years to come.

Owners’ Equity

EB PREC started 2020 having already raised $200,300 from the sale of Investor Owner Shares, and raised an additional $68,684 from Investor Owner Shares by the end of 2020, for a total of $268,984. In October 2020 EB PREC launched its Direct Public Offering under Regulation A+, allowing investors from various states to invest, and for individuals to buy more than one share. This set us up for our 2021 capital campaign, which we officially launched in March 2021. Spurred by our effort to acquire Esther’s Orbit Room, EB PREC raised an additional $1,240,646 in 2021, ending the year with a total of $1,509,630 raised from Investor Owners.

Funds raised in this Offering may go towards the Esther’s Orbit Room project (as costs may increase beyond our initial projections) or they may fund future acquisitions.

7

The following chart shows investment by Investor Owners in EB PREC over time.

Grants Funding EB PREC Operations

Grants have been EB PREC’s primary source of funding for its operations to date. Since its inception, in deep partnership with the Cooperative’s incubating organization, the Law Center, EB PREC has raised over $6,000,000 in received and pledged grant funding for our work.

Not all of this funding appears in EB PREC’s financial statements, because many grants are held and administered by the Law Center for the purpose of incubating EB PREC. The Law Center and EB PREC periodically enter into contracts in which the Law Center agrees to pay EB PREC to carry out work that advances the missions of both organizations.

As of April 20th, 2022, the Law Center is holding or expecting to soon receive $4,201,746.84 for EB PREC development, $894,500 of which will be disbursed in 2022, and the remainder of which may be disbursed upon request by EB PREC. See the Exhibits 6.c through 6.g for multiple contracts between the Law Center and EB PREC. These funds support the development of EB PREC in alignment with the charitable mission of the Law Center, including community building, organizing, legal and organizational infrastructure, education, and real estate projects.

To clarify one confusing element of the financial statements: the $100,000 grant EB PREC received from the Center for Cultural Innovation in 2020 (and listed as a “refundable grant advance” in that year) is shown as income in 2021. This is reflected on the “Cash Flow Statement” as a negative amount leaving the “refundable grant advance” account, because it has become actual income, and a part of the “grants” line item on the Income Statement.

8

Dividends

In June 2020 the board stated an intention to later declare dividends at a 1.5% annual rate of return to Investor Owners who invested in 2018 and 2019, and who opted in to receive dividends. The total of said dividends for 2018 and 2019 was calculated to be $504.83. These dividends have not yet been officially declared.

In September 2021, the board further stated an intention to later declare dividends at a 1.5% annual rate of return to Investor Owners who owned shares during 2020. The total projected payment to members for 2020 at a 1.5% annual rate of return would come to $1,368.76. This will be in addition to the $504.83 calculated for 2018 and 2019. These dividends have not been officially declared.

The reason the board has passed these motions, but not officially declared dividends, has to do with our age as an organization, and our median investment size. Most of our investors have only purchased one share (for $1,000). And most of them have owned their shares for between zero and two years. This means most investors will have earned less than $30, based on the 1.5% per year rate of return. The administrative burden of declaring and distributing dividends will be substantial, and thus the board has decided to defer these activities until the dividend received by most of our members has accumulated to a larger amount. It is likely that the board will officially declare dividends in the next few years, at which time the amounts stated above, plus any additional amounts for future years would be officially declared and distributed to Investor Owners.

Other Loans

In April 2020 EB PREC applied for and received a PPP loan for over $14,000. This loan has been forgiven and does not have to be repaid.

Staffing

The Cooperative staffing budget expanded significantly between 2020 and 2021, with our average wages increasing towards our “living wage” target, and increased staffing numbers overall. Starting in 2022 all full time staff will also receive health benefits.

EB PREC expects to hire three additional positions by the end of 2022, including a Co-ownership and Education Facilitator to guide our owners through the owner group process and facilitate more community-led acquisitions.

Investments Prior to This Offering

EB PREC officially launched our public membership at the end of 2018, with our first members investing in 2018. Four Investor Owners in close relationship with the Cooperative purchased additional Shares through a private offering in the Fall of 2019. By the end of 2019, EB PREC had raised over $200,000 from Investor Owners in California only. Through September 2020, most Investor Owners were only able to purchase only one share each, because we relied on an exemption in the California securities laws that allows for the purchase of cooperative membership shares for only up to $1,000 per person. With the launch of this Offering, prospective investors across the U.S. may now buy more than one Share at a price of $1,000 per share. As of December 31, 2021, 60 individuals or organizations have purchased more than one Share, with their average investment being $21,067, and the largest investment being $200,000. The average investment across all our Investor Owners is $4,740.97.

9

Liquidity

In 2020 and 2021, the Cooperative’s assets were highly liquid, in the form of cash. This cash was made up of a combination of grant funding, loans, and proceeds from the sale of Investor Owner Shares. The Cooperative does not intend to use Investor Owner Shares for operating expenses like salaries, but is using and reserving these funds for property acquisitions and rehabilitation. Thus, while EB PREC has had high liquidity, we anticipate lower liquidity levels as we start to purchase more real estate. In 2021 EB PREC raised $1,240,646 from Investor Owners with the intention to invest those funds into the rehabilitation of Esther’s Orbit Room, however that rehabilitation will probably not break ground until 2023, and thus EB PREC may invest that cash into other short term investments like certificates of deposit at mission-aligned financial institutions.

In a few years, EB PREC expects its core operations to be financially self-sustaining from revenue generated from properties, community owner dues, contracts, consulting, events, and programs. Until then, we are continuing to raise grants and donations to cover operational expenses. In the long run we expect grants and donations to continue to expand our capacity to organize, educate, and build a housing justice movement in the East Bay and beyond.

Looking Forward

After an incredible year of campaigning and acquiring our first mixed use property—Esther’s Orbit Room—EB PREC’s staff collective gathered for a retreat in December of 2021. We discussed our experiences of 2021, and our values, and we decided that our theme for 2022 would be “Ease and Impact.” While ease often seems counter to ways people are “impactful” (by hustling, working 60 hour weeks, stressing out about deadlines), we hope that we can create ease by discerning what activities we can let go of, and what we need to do to nourish ourselves and one another, while focusing on the things that allow us to create a positive impact and move our mission forward.

We also identified various goals to orient our work this year. Because Esther’s Orbit Room is a commercial project which needs substantial rehabilitation, we have oriented ourselves towards multi-family residential acquisitions that do not need substantial rehabilitation in 2022. As a strategy to support these acquisition goals, we also decided to adopt an “Owner Group” process, as described in our Bylaws, to invite our members to create groups and propose projects to the Cooperative, thereby giving our members more capacity to “lead” within the Cooperative. This “Owner Group” process was approved at a community meeting in March. Many of our stated goals do pertain to Esther’s Orbit Room, which includes hiring, community engagement and events, beautification, and adapting the “Owner Group” process for the potential commercial co-owners we are inviting into conversations about Esther’s Orbit Room. In order to support all this work we are continuing to hire to build out our capacity to fulfill our ambitious vision.

10

While our mission and vision stay the same, the market in which we operate continues to be turbulent! The California Association of Realtors’ March 2022 report5 shows that while home prices are up 17.9% now vs. the same time last year, the amount of homes selling is down by 2.7% compared to last year, and this year so far (between January and March) sales are down by 11.6%. While we are still dealing with various strains of COVID-19, some of the primary factors contributing to these changes in interest rates (which have been historically low recently and are moving back up) as well as supply chain issues contributed to by various factors including COVID-19, the Russian invasion of Ukraine, and the associated responses around the globe. Supply chain issues have the capacity to substantially impact our upcoming construction at Esther’s Orbit Room, either with delays, or rising costs, like the unprecedented high costs of plywood over the past year.

While restaurants, retail, and many other commercial real estate uses have taken the large hit in 2020, Oakland’s commercial real estate market stayed strong. In 2020, three commercial real estate transactions6 took place in Oakland for a combined price of over $1 billion. With vaccination rates up and infection rates down by the end of 2021, many commercial establishments are back up and running. However, there may be some permanent shifts in the market, with many workers not returning to offices, and many retail businesses and restaurants having closed permanently during the pandemic either shifting to online, or delivery only.

Despite global uncertainty, we have seen a dramatic increase in investment in EB PREC. While this increase is generally aligned with our age as an organization, 2021 brought us our first investments from investment managers. The interest we are seeing from investment managers has the potential to unleash a lot more capital into our work. These investment managers take the time to perform due diligence on our work in much more detail than most individual investors do, sending us questionnaires and asking for reports, but once they complete their due diligence, they can recommend EB PREC as an investment to their clients who are looking for social impact investing.

To revisit an ongoing project, in 2021 the City of Oakland allocated the last of its funding from Measure KK, through its Acquisition and Conversion to Affordable Housing (ACAH) program. Measure KK funded EB PREC’s first project in partnership with NCLT in 2019: Co-op 789. However, the project needed more subsidy to remain affordable, so EB PREC and NCLT applied for additional funding through the ACAH in 2021. The City has selected the project to be funded, but they have questions about our long term plan to transfer the improvements from NCLT to EB PREC before finalizing the subsidy. The City of Oakland has engaged UHAB, a cooperative developer and consultant from New York, to help them update their loan documents so that they can more easily work with CLTs and EB PREC to transition properties to resident ownership, and cooperative ownership. We have been working with them over the past few months, and hope to finalize a workable set of documents this year.

This is a “best efforts” offering, meaning there is no minimum we need to reach before we begin to deploy funds from the Offering. Thus, the scope of our upcoming acquisitions depends heavily on how much funding we are able to raise through this Offering. Thank you for investing in community.

_____________________________

5 https://www.car.org/marketdata/data/countysalesactivity

6 https://www.mercurynews.com/2021/03/08/1-billion-three-deals-downtown-oakland-market-real-estate-tech-pge/

11

Item 3. Directors and Officers

DIRECTORS, OFFICERS, AND SIGNIFICANT EMPLOYEES

EB PREC is governed by a Board of Directors and managed by a staff collective. The Board is structured to have eight Directors (a.k.a. Board members). Board members serve two-year terms. Investor Owners only have the right to participate in elections for two Board members. And when Investor Owners do have a right to participate in elections, they do so along with the other three Owner types (Community, Staff, and Resident), with each Owner voting on a one-member, one-vote basis. The majority of our Directors are elected by non-Investor Owners or appointed by Specified Designators, and are intended to represent the stakeholders and values that are integral to EB PREC, as follows:

Five of the Directors (named the Governance, Financial, Staff, Resident, and Community Directors) are elected, with voting done on a one-member, one-vote basis. All EB PREC Owners (including Staff, Resident, Community, and Investor Owners) are able to vote on just two of these seats: the Governance and Financial Directors. The Staff, Resident, and Community Directors are elected exclusively by the Staff Owners, Resident Owners, and Community Owners respectively.

Three of the Directors (named the POC Housing Justice, Indigenous, and Black East Bay Directors) are designated Board seats appointed by certain Specified Designators, namely, (1) the People of Color Sustainable Housing Network (or, if unavailable, Urban Habitat), (2) Sogorea Te’ Land Trust, and (3) the East Oakland Collective (or, if unavailable, Mandela Grocery Cooperative). These Specified Designators and their respective Board seats anchor EB PREC to its mission and ensure BIPOC community representation on the Board.

Notwithstanding by whom they are appointed or elected, each Director owes fiduciary duties to the Cooperative as a whole under the terms of California law and our charter documents. Taken together, we believe this structure creates important harmony between the various stakeholders in our Cooperative.

For more information about the Board and how it operates, please refer to our Bylaws.

12

Our current staff and Board members are listed below, with biographies following this table. There are no family relationships among the staff or Board members.

Name	Position	Age	Start of employment or term of office	Approximate hours per week for part-time employees
Staff Owners
Noni Session	Executive Director	47	3/2018
Ojan Mobedshahi	Finance Director	32	6/2018
Shira Shaham	New Projects Director	41	6/2018
Annie McShiras	Investment & Fundraising Director	35	9/2020
Non-Owner Employees
Bee Coleman	Project Manager	37	8/2021
Scott Nanos	Community Organizer	34	8/2021
Christopher Chew	Community Organizer	29	11/2021
Susan Park	Operations Coordinator	46	9/2021	10
Board Members(1)				Appointed/Elected by:
Candice Elder	Black East Bay Director	38	7/2019	Specified Designator
Gregory Jackson	Board President (Governance Director)	32	6/2020	All Owners(2)
Ellen Sebastian Chang	Resident Director	65	6/2021	Resident Owners
Renae A. Badruzzaman	POC Housing Justice Director	34	6/2020	Specified Designator
Shira Shaham(3)	Board Secretary (Staff Director)	41	2/2018	Staff Owners
Ojan Mobedshahi(3)	Board Treasurer (Finance Director)	32	7/2018	All Owners(2)
1)	There are currently two vacancies on our Board: the Community Director, and the Indigenous Director.
2)	Investor Owners, Staff Owners, Resident Owners, and Community Owners, each voting on a one-member, one-vote basis.
3)	Shira and Ojan are Directors and members of the EB PREC Staff. No more than two Directors can also be EB PREC staff members at any one time.

13

Staff Owner: Noni Session - Executive Director

Noni is a 3rd generation West Oaklander, Cultural Anthropologist and Grassroots Organizer. After a 2016 run for Oakland City Council in which she garnered more than 43% of the vote, Noni came to believe her community’s clearest pathway to economic justice and to the halt of rapid displacement was a cooperative economy. In the past five years Noni has held many roles, including Assistant Librarian at the West Oakland Public Library; Candidate & Chief Strategist for Oakland City Council Campaign; and Co Founder and Outreach, Media & Strategy lead for State of Black Oakland. Her core competencies include academic research & writing, international development & government agency liaison, volunteer recruitment & management, collections management, and cooperative development.

Staff Owner and Board Treasurer: Ojan Mobedshahi - Finance Director

Ojan is a 2nd generation Iranian American, born and raised in the Bay Area. He has experience in healthy land use spanning landscape design, restoration and education, real estate brokerage, construction and development, and political organizing. Ojan lives in a tiny house on wheels, and is also a landscape contractor and regenerative permaculture designer. In the past five years Ojan has worked as a Land Analyst at Polaris Pacific, a San Francisco brokerage, and a Development Associate at Ashbury General Contracting and Engineering. Before joining EB PREC, he founded his own business, Happy Planet Land Use Consulting. His previous work includes real estate financial modeling, project management and entitlement in the Bay Area, as well as landscape design, build, and project management.

Staff Owner and Board Secretary: Shira Shaham - New Projects Director

Shira has over 10 years of experience leading teams and managing custom design projects and businesses. She played a key role in the growth of a food cooperative start-up in New York from the initial meeting of some 20-odd people to a successful business open 6 days/week. Returning to the Bay Area where she was raised, Shira works to give back to the communities that have nurtured her. Shira has worked at Arizmendi Construction Cooperative and Ashbury General Contracting and Engineering, leading teams and managing custom design and construction projects, and has a Bachelors of Architecture from Cal Poly, San Luis Obispo.

Employee: Annie McShiras - Investment & Fundraising Director

With over 10 years of fundraising experience, Annie’s unique skill set has catalyzed the redistribution of over $52 million in service of social and racial justice organizations. She has led capital campaigns large and small for a variety of organizations. She brings a depth of understanding and systemic analysis to the intersections of movements and money.

Annie works to actualize her bold vision of an economy where all people have enough to thrive through her work as a fundraiser, storyteller, and business development strategist. She has worked across fields including student organizing, worker cooperative development, popular education, impact investing, and transforming our financial system.

Employee: Bee Coleman, Project Manager

Bee prefers they/them and is your (sometimes) friendly neighborhood non-binary, queer, magical Black radical, alchemist, anti-capitalist, abolitionist, dream chaser, shape shifter and shift shaper. They are committed to Black liberation and joy, by every means available. A problem-solver and bridge-builder by nature, Bee’s educational and professional journey from Howard University to Patent Examiner to DARPA consultant to dog walker and cooperative developer ultimately taught them, among many truths, that relationships are the most valuable resource on (and for) the planet. From the lineage of the Filipino sex trade and the European slave trade, through a legacy of resistance and resilience, Bee brings their devotion to liberation and talent for manifestation to their greater role as generational curse breaker. In this role with EB PREC, Bee fully intends to see through some of our ancestors’ boldest dreams. You can reach Bee at bee@ebprec.org.

14

Employee: Scott Ortega-Nanos, Community Organizer

Scott is a queer Pilipinx bookseller and community organizer living on Huichin Ohlone Land. A co-founder of Books for Days, Maji News, Project Kalahati, and Kalahati Books, his work is dedicated to building resources and networks for collective emancipatory action. Scott has given talks at SOMARTS, the San Francisco Public Library, and the Fort Mason Center for Arts & Culture. His projects have been supported by Southern Exposure, the National Endowment for the Arts, and the City of Oakland Cultural Funding Program. You can reach Scott at scott@ebprec.org.

Employee: Christopher Chew, Community Organizer

Chris a second generation North Oaklander & Grassroots Organizer. With economics education and years of direct community engagement within Oakland, Chris is grateful to cultivate even more opportunities for personal and community growth. You can reach Chris at chris@ebprec.org.

Employee: Susan Park, Operations Coordinator

Susan Park is a long-time Oakland resident (Lisjan/Ohlone territory), and a social & environmental justice activist. She spent 10 years working as a project/program coordinator and community organizer for several justice-based grassroots organizations. She spent the prior decade as an office manager in the architecture industry. She once co-founded an anti-gentrification coalition, and has been part of numerous direct action, mutual aid and Indigenous solidarity projects. She has even dabbled in outdoor ecological education with young children. In her non-working life, you can find her entrenched in healing work, gardening and Earth-regenerating practices. Originally from South Korea, she grew up as a low-income immigrant in SoCal.

Board Member: Candice Elder, Black East Bay Director

Candice Elder, an East Oakland native who currently resides in City of Oakland District 7, is the Founder and Director of The East Oakland Collective (EOC). Candice went to Oakland public schools and for high school attended The Head Royce School. Candice has a background in law, philanthropy and nonprofit management. Candice was a legal professional for 10 years and has worked in plaintiff class action law firms in employment and antitrust law fields. Candice previously worked as the Executive Coordinator and Membership Manager for the Women's Funding Network, the largest philanthropy network of women's funds and foundations in the country. Candice has a Bachelors of Arts in Political Science and a minor in African-American Studies from the University of California, Berkeley and a Masters of Science in Criminal Justice, with a concentration on reform of the criminal justice, from the University of Cincinnati.

Board President (Governance Director): Gregory Jackson

Greg is a native of Oakland with deep family roots who feels fortunate to live within blocks of his family that now spans three generations. He is deeply committed to achieving economic equity in the East Bay through collective ownership and democratic decision-making. Recognizing the many social problems rooted in the unequal distribution of wealth and decision-making power, Greg focused his law school research on international cooperatives. Greg aims to increase collective decision-making and cooperative-ownership in East Oakland. He holds a B.A. in Philosophy from San Diego State University, and a J.D. from Golden Gate University School of Law. Greg envisions a cooperative corridor in East Oakland where the historically disadvantaged are given autonomy to self-determine the development of their neighborhoods. Greg knows that youth are the future, and believes the stewards of today must learn to co-create with the inheritants of tomorrow. Greg also serves on the Steering Committee of the Oakland Climate Action Coalition and mentors at Youth Impact Hub. Greg enjoys art, travel, and meaningful conversation in his free time.

15

Board Member: Ellen Sebastian Chang, Resident Director

Ellen Sebastian Chang (she/her), is a storied figure in the performing arts, as a director and arts educator whose career spans 45 years. Her current projects include an ongoing collaboration with AfroFuturist Conjure artist Amara Tabor Smith and the Deep Waters Dance company’s House/Full of BlackWomen, a multi-year site-specific dance theater work that addresses the displacement, sex trafficking, and the creative well-being of Black women and girls in Oakland, California.

She has worked as an arts educator for 42 years: with technical direction/design classes at the Urban School of San Francisco, Magic Theaters Young California Writer’s Program, as an artist in Bay Area Public Schools via Young Audiences of Northern California and for the past 14 years with The World as it Could Be Human Rights Education Arts Program. She is currently teaching with Girl’s Project, a program facilitated with East Side Arts Alliance.

Sebastian Chang was the cofounder and artistic director of Life on the Water, a national and internationally known presenting and producing organization at San Francisco’s Fort Mason Center from 1986 through 1995. In the past five years she has collaborated with the HBO production "Whoopi Goldberg Presents Moms Mabley"; Maya Gurantz "A Hole in Space (Oakland Redux)"; Sunhui Chang and Maya Gurantz "How to Fall in Love in A Brothel; Campo Santo and Ben Fisher’s “Candlestick” and served as the proud co-owner and general manager of FuseBOX Restaurant, created by chef Sunhui Chang in West Oakland, California.

She is a recipient of awards and grants from Creative Capital, MAP Fund, A Blade of Grass Fellowship in Social Engagement, Art Matters, Kenneth Rainin Foundation, NEA, Creative Work Fund, California Arts Council, Mazza Foundation, and Zellerbach Community Arts Fund.

Board Member: Renae Alvarez Badruzzman, POC Housing Justice Director

Renae Alvarez Badruzzaman (she/her) is a public health practitioner passionate about systems change at the root of social and health inequities. Renae serves as the POCSHN Housing Justice Director for EBPREC, Board Member of Eden Area Community Land Trust, and Program Manager for Build Healthy Places Network. She brings a decade of multidisciplinary and cross-sector experience to collectively advance health equity, inclusion and justice for people of color and communities with low-incomes. Renae’s intention is to support holistic healing practices that work to repair the wounds from legacies of violence and oppression against BIPOC, people with disabilities, and communities with intersecting identities. She is a certified compassion fatigue specialist, has a Master of Public Health, holds National Leader Fellowships in Disabilities, and a Bachelors in Psychology and Human Development. Renae cherishes being active, yoga, reading, cooking, and spending time with her loved ones.

16

FINANCIAL INTERESTS AND COMPENSATION OF DIRECTORS, OFFICERS, AND OWNERS

Compensation of Executive Officers

Name	Capacities in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
Noni Session*	Executive Director	$108,240.00	$7,704.00	$115,944.00
Shira Shaham	New Projects Director	$50,394.75	$0.00	$50,394.75
Annie McShiras	Investment & Fundraising Director	$58,861.74	$0.00	$58,861.74

*Noni Session’s position is fiscally sponsored and funded directly through the Law Center, and therefore is not reflected in East Bay Permanent Real Estate Cooperative’s financial statements. However, in 2021 Noni did receive a founder’s package, which was paid directly from East Bay Permanent Real Estate Cooperative.

Compensation of Board Members

Board members currently do not receive compensation for board service, but may receive compensation for other work carried out for the Cooperative. The total compensation to the organization’s Directors for this other work (i.e. salaries and wages as officers, employees, or contractors of the Cooperative), in fiscal years 2020 was $64,193.14 for our two directors who are also staff members (Shira Shaham and Ojan Mobedshahi). In 2021 this number increased to $90,429.75, and includes those same two staff members, as well as a small honorarium to our Governance Director for running the Joint Elections Committee. This increase from 2020 to 2021 reflects an increase in wages paid to staff (due to increased hourly pay, and total hours worked) and also includes a one-time “founder’s package” policy that the cooperative put together in 2021 to compensate our founding members for substantial time volunteered to the creation of the cooperative in past years. This created a one-time total cost of $10,000 that was paid to these board members, and is not expected to recur.

Proposed Future Compensation

Future compensation for staff and directors has not been pre-determined, proposed, or contingent upon the success of this Offering. With the oversight of the Board of Directors, employees of the Cooperative collectively set their compensation, or at minimum adhere to the living wage for 1 adult and 1 child using the MIT Living Wage Index.7 Furthermore, employee compensation is capped at 3 times the median per capita wage for all occupations in the Oakland-Hayward-Berkeley Metropolitan division.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets forth the beneficial ownership of Investor Owner Shares of the Cooperative’s Executive Officers and Directors as a group, and individually any securityholders who beneficially own more than 10% of securities, as of 12/31/2020.

_____________________________

7 https://livingwage.mit.edu/counties/06001

17

As of the submission of these documents, no Executive Officer, Director, or individual owns more than 10% of any class of voting securities.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Investor Owner	EB PREC Executive Officers and Directors as a group, 1428 Franklin St, Oakland, CA 94612	5(1)	0	0.33%(2)
(1)	While our Board members and Directors have a total of 5 Investor Owner shares, one of the Board members is investing via a payment plan, and has paid $400 towards their $1,000 investment. If they do not complete their investment as required by our Bylaws, they may lose their right to vote as an Investor Owner.
(2)	As our voting is done on a one-member, one vote basis irrespective of number of Investor Owner Shares held, this percentage is based on the total number of Directors and Officers who own shares, divided by the total Investor Owners as of 12/31/2021. If measured by financial contribution, the Directors and Officers would represent only 0.29% of this share class.

Item 5. Interest of Management and Others in Certain Transactions

In 2020 and 2021 EB PREC contracted with the Law Center to fund Noni Session’s salary (disclosed above) as EB PREC’s Executive Director. The funds used for Noni’s salary were raised collaboratively by EB PREC and the Law Center, but as EB PREC’s fiscal sponsor, the funds were received directly by the Law Center, and paid to Noni as an employee of the Law Center, not passing through EB PREC’s accounts.

No one involved with EB PREC or with the preparation of this Offering Circular and related documents was or is employed or contracted on a contingent basis, meaning that no one will be paid on the basis of how many Shares are sold through this offering.

Item 6. Other Information

Board Elections

EB PREC completed its annual Board Election process in April 2022. Three seats were up for election, all serving two-year terms.

In this election, we elected our first ever Community Director, Toshia Christal, who will take the seat officially in May 2022. We will also have a new Governance Director, Hope Williams, taking Gregory Jackson’s place in May. Ojan Mobedeshi was reelected to the position of Finance Director.

In addition, Patricia St. Onge, who served as our Indigenous Director for the past three years has stepped down, effective upon the appointment of her successor. The Sogorea Te’ Land Trust, at Pat’s recommendation, is appointing Xiomára Dorsey Chingaté to fill this Board seat, who will also be joining the board officially in May.

18

Item 7. Financial Statements

FINANCIAL STATEMENTS

December 31, 2021 and 2020

19

C O N T E N T S

20

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

East Bay Permanent Real Estate Cooperative, Inc.

Oakland, California

Opinion

We have audited the financial statements of East Bay Permanent Real Estate Cooperative, Inc., which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of income, owners’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of East Bay Permanent Real Estate Cooperative, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of East Bay Permanent Real Estate Cooperative, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about East Bay Permanent Real Estate Cooperative, Inc.’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

21

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of East Bay Permanent Real Estate Cooperative, Inc.’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about East Bay Permanent Real Estate Cooperative, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Report on Consolidating Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The consolidating schedule of income is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations, and cash flows of the individual companies, and it is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The consolidating information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the consolidating information is fairly stated in all material respects in relation to the consolidated financial statements as a whole

Wegner CPAs, LLP

Madison, Wisconsin

April 26, 2022

22

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2021 and 2020

	2021	2020
ASSETS
CURRENT ASSETS
Cash	$1,641,065	$365,735
Accounts receivable	189,246	-
Prepaid expenses	-	300

Total current assets	1,830,311	366,035

Property and equipment, net	2,932,715	1,374,203

OTHER ASSETS
Deferred taxes	13,000	35,000

Total assets	$4,776,026	$1,775,238

LIABILITIES AND OWNERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$3,242	$3,305
Accrued payroll and expenses	65,529	13,854
Current portion of long-term debt	109,912	18,636
Refundable grant advance	-	100,000

Total current liabilities	178,683	135,795

Long-term debt, net current portion
and unamortized debt issuance costs	1,754,220	88,923

Total liabilities	1,932,903	224,718

OWNERS' EQUITY
Investor owner shares	1,509,630	268,984
Additional paid in capital	1,350,000	1,350,000
Accumulated deficit	(16,507)	(68,464)

Total owners' equity	2,843,123	1,550,520

Total liabilities and owners' equity	$4,776,026	$1,775,238

See accompanying notes.

23

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2021 and 2020

	2021	2020
REVENUE
Rental income	$29,836	$-
Membership dues	9,705	8,010

Total revenues	39,541	8,010

OPERATING EXPENSES
Salaries and wages	332,776	146,567
Depreciation	33,775	-
Professional services	23,215	19,405
Occupancy	17,491	7,824
Taxes and licenses	16,875	10,121
Insurance	14,538	4,625
Office supplies	9,452	4,343
Event and conferences	7,991	387
Contractors	6,632	12,156
Miscellaneous	6,558	857
Bank fees	2,485	872
Advertising	911	540
Donations	-	18,677

Total operating expenses	472,699	226,374

Net loss from operations	(433,158)	(218,364)

OTHER INCOME (EXPENSES)
Grant income	375,461	196,027
Donation income	143,462	13,023
Interest income	1,264	1,817
Other income	4,553	536
Paycheck Protection Program income	-	14,027
Interest expense	(13,578)	(7,350)

Total other income (expenses)	511,162	218,080

Net income (loss) before income taxes	78,004	(284)

Provision for income taxes	(26,047)	11,200

Net income	$51,957	$10,916

See accompanying notes.

24

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
CONSOLIDATED STATEMENTS OF OWNERS' EQUITY
Years Ended December 31, 2021 and 2020

		Additional
	Investor Owner	Paid In	Accumulated
	Stock	Capital	Deficit	Total

Balance December 31, 2019	$200,300	$-	$(79,380)	$120,920

Stock issued	68,684	-	-	68,684
Contributions	-	1,350,000	-	1,350,000
Net income	-	-	10,916	10,916

Balance December 31, 2020	268,984	1,350,000	(68,464)	1,550,520

Stock issued	1,240,646	-	-	1,240,646
Net income	-	-	51,957	51,957

Balance December 31, 2021	$1,509,630	$1,350,000	$(16,507)	$2,843,123

See accompanying notes.

25

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2021 and 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$51,957	$10,916
Adjustments to reconcile net income
to net cash flows from operating activities
Depreciation	33,775	-
Deferred taxes	22,000	(12,000)
(Increase) decrease in assets
Accounts receivable	(189,246)	-
Prepaid expenses	300	801
Increase (decrease) in liabilities
Accounts payable	(63)	812
Accrued payroll and expenses	51,675	10,857
Refundable grant advance	(100,000)	-

Net cash flows from operating activities	(129,602)	11,386

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(1,592,287)	(24,203)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	1,790,000	-
Payments on long-term debt	(33,427)	(17,441)
Proceeds from issuance of stock	1,240,646	68,684

Net cash flows from financing activities	2,997,219	51,243

Net change in cash	1,275,330	38,426

Cash at beginning of year	365,735	327,309

Cash at end of year	$1,641,065	$365,735

SUPPLEMENTAL DISCLOSURES
Cash paid for interest	$5,655	$7,350
Cash paid for income taxes	800	800

See accompanying notes.

26

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2021 and 2020

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

East Bay Permanent Real Estate Cooperative, Inc. (Cooperative) is a multi-stakeholder cooperative that creates pathways for residents of Oakland, California and surrounding communities to organize, finance, acquire, and co-steward land and housing. The Cooperative seeks to transform the housing system to build collective wealth amongst historically disenfranchised communities, while empowering residents through democratic governance.

Basis of Consolidation

The financial statements include the accounts of East Bay Permanent Real Estate Cooperative, Inc. (EB PREC) and its wholly owned subsidiary, Orbit Properties, LLC. All material intra-entity transactions have been eliminated.

Buildings and Improvements

Purchases of buildings and improvements are recorded at cost. Depreciation is provided using the straight-line over the estimated useful lives of the assets.

Revenue Recognition

Membership dues are recognized during the year in which the dues are received. Membership dues are primarily used to fund the operations of the Cooperative and provide little of tangible value to the donors. Grant revenue is recognized in the year the performance obligations are fulfilled. Donation income is recognized in the year it is received.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimate and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

Income Taxes

The Cooperative is taxed on non-patronage earnings and any patronage earnings not paid or allocated to the members. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. Deferred taxes are recognized for differences between basis of assets and liabilities for financial statement and income tax purposes.

Date of Management's Review

Management has evaluated subsequent events through April 26, 2022, the date which the financial statements were available to be issued.

27

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2021 and 2020

NOTE 2 – CONCENTRATION OF CREDIT RISK

The Cooperative maintains cash balances at one financial institution located in Oakland. The accounts at this institution are insured by the National Credit Union Administration up to $250,000. At December 31, 2021 and 2020, the Cooperative’s uninsured cash balances at this institution totaled approximately $1,336,000 and $106,000.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2021 and 2020 consisted of the following:

	2021	2020

Land	$1,005,000	$405,000
Buildings and improvements	1,961,490	969,203

Property and equipment	2,966,490	1,374,203
Less accumulated depreciation	(33,775)	-

Property and equipment, net	$2,932,715	$1,374,203

NOTE 4 – CONTRIBUTION OF PROPERTY

In May 2020 a residential property valued at $1,350,000 was contributed to the Cooperative from an owner to be used as cooperative housing. The contribution of this property was recorded as additional paid in capital on the balance sheets. The Cooperative began receiving rental income from residents of this property in January 2021.

NOTE 5 – PAYCHECK PROTECTION PROGRAM AWARD

In April 2020, the Cooperative applied for a Paycheck Protection Program (PPP) loan as part of the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) implemented by the United States Small Business Administration (SBA) to help cover payroll costs, rent, and utilities during the COVID-19 outbreak. The Cooperative received a 1% interest loan from this program, repayable over 24 months, in the amount of $14,027. At December 31, 2020, based on the provisions of the loan, the Cooperative received complete forgiveness in 2021. As such, $14,027 of revenue was recorded in 2020 to remove the associated liability.

The Cooperative must retain PPP documentation in its files for six years after the date the loan is forgiven or repaid in full and permit authorized representatives of SBA to access such files upon request. SBA may review any loan at any time at its discretion. Therefore, SBA may review the Cooperative’s good-faith certification concerning the necessity of its loan request, whether the Cooperative calculated the loan amount correctly, whether the Cooperative used loan proceeds for the allowable uses specified in the CARES Act, and whether the Cooperative is entitled to loan forgiveness in the amount claimed on its application. If SBA determines the Cooperative was ineligible for the loan or for forgiveness in whole or in part, SBA will seek repayment of the outstanding loan balance.

28

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2021 and 2020

NOTE 6 – LONG-TERM DEBT

Long-term debt at December 31, 2021 and 2020 consisted of the following:

	2021	2020
Note payable to ImpactAssets, Inc. Due in full in
September 2031. The note is noninterest bearing,
has no prepayment penalty, and is secured by
certain fixed assets of the cooperative.	$1,700,000	$-

Note payable to Local Initiatives Support
Corporation. The note carries no interest and
is payable in full in May 2022.	90,000	-

Note payable to Force for Good Fund with interest
at a fixed rate of 6.85%. Note calls for annual
payments of $24,291 including principal and interest.
Matures in December 2024.	63,922	82,559

Note payable to a member with interest at a fixed
rate of 2%. Note calls for annual interest only
payments until maturity. Matures in March 2025.	25,000	25,000

Long-term debt	1,878,922	107,559

Unamortized debt issuance costs	(14,790)	-
Current portion of long-term debt	(109,912)	(18,636)

Long-term debt net of current portion
and unamortized debt issuance costs	$1,754,220	$88,923

Future minimum principal payments consist of the following:

2022	$109,912
2023	21,276
2024	22,734
2025	25,000
2026	-
Thereafter	1,700,000

Long-term debt	$1,878,922

NOTE 7 – OPERATING LEASE

The Cooperative leases office space under a month-to-month arrangement requiring monthly payments of $600. Total rent expense for 2021 and 2020 was $6,600 and $7,200.

29

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2021 and 2020

NOTE 8 – OWNERS’ EQUITY

The Cooperative offers a multi-tiered ownership structure. Each category of ownership entitles the owner to difference rights and responsibilities. Owners may become owners through multiple categories of ownership and will bear the rights and responsibilities of each category of ownership. Multiple ownership categories do not entitle an owner to more than a single vote.

An individual who lives in or is rooted in the East Bay area may become a Community Owner. Community owners pay yearly membership dues which are used to fund the Cooperative’s operations. Community Owners do not hold equity in the Cooperative.

Investor Owners purchase shares that consist of owners’ investments in the Cooperative. Investors are required to purchase one share for $1,000. Shares can be purchased in a lump sum payment or with an initial payment of $100 and a good faith commitment to pay the remaining $900 within five years, with payments made at least annually. Investor Owners agree to hold their shares for a minimum of five years. Investors may purchase additional shares subject to securities law. Purchase of additional shares does not entitle an Investor Owner to additional votes. Shares are refundable should a member decide to leave the Cooperative, subject to approval by the directors. At December 31, 2021 and 2020, 1,522 and 314 shares were issued and outstanding.

Resident Owners are residents of properties which the Cooperative manages. Resident Owners earn equity and patronage dividends from their rental payments.

Staff Owners are employees of the Cooperative. Staff Owners must work for the Cooperative for a minimum of 500 hours and for twelve months. Staff Ownership must be approved by a minimum of two-thirds vote by other Staff Owners.

At December 31, 2021 and 2020, all of the Cooperative’s stock recorded on its balance sheet was comprised of Investor Owner shares.

NOTE 9 – INCOME TAXES

The provision for income taxes for 2021 and 2020 consisted of the following:

	2021	2020

Current federal income tax expense	$(3,247)	$-
Current state income tax expense	(800)	(800)
Deferred tax benefit (expense)	(22,000)	12,000

Provision for income taxes	$(26,047)	$11,200

Deferred taxes at December 31, 2021 and 2020 are derived from net operating loss carryforwards, which totaled approximately $52,000 for federal purposes and $29,000 for state purposes at December 31, 2021. The federal carryforwards last indefinitely. The state carryforwards begin to expire in 2039.

30

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
CONSOLIDATING SCHEDULE OF INCOME
Year Ended December 31, 2021

		Orbit
	EB PREC	Properties, LLC	Total
Revenue
Rental income	$29,836	$-	$29,836
Membership dues	9,705	-	9,705

Total revenue	39,541	-	39,541

Operating expenses
Salaries and wages	332,776	-	332,776
Depreciation	33,775	-	33,775
Professional services	15,022	8,193	23,215
Occupancy	9,572	7,919	17,491
Taxes and licenses	16,875	-	16,875
Insurance	14,538	-	14,538
Office supplies	8,461	991	9,452
Event and conferences	7,833	158	7,991
Contractors	6,632	-	6,632
Miscellaneous	6,538	20	6,558
Bank fees	2,470	15	2,485
Advertising	-	911	911

Total operating expenses	454,492	18,207	472,699

Net loss from operations	(414,951)	(18,207)	(433,158)

Other income (expenses)
Grant income	368,048	7,413	375,461
Donation income	143,462	-	143,462
Interest income	1,176	88	1,264
Other income	4,553	-	4,553
Interest expense	(5,655)	(7,923)	(13,578)

Total other income (expenses)	511,584	(422)	511,162

Net income (loss) before income taxes	96,633	(18,629)	78,004

Provision for income taxes	(26,047)	-	(26,047)

Net (loss) income	$70,586	$(18,629)	$51,957

31

Item 8. Exhibits

Exhibit Number	Description

2.a	Articles of Incorporation (incorporated by reference to Exhibit 2.a to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)

2.b	Bylaws (incorporated by reference to Exhibit 2.b to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)

3	Previously Used Investor Owner Agreement (incorporated by reference to Exhibit 3 to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)

4	Investor Owner Agreement (incorporated by reference to Exhibit 4 to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)

6.a	Community Ventures Promissory Note (incorporated by reference to Exhibit 6.b to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)

6.b	Nancy Moore Promissory Note (incorporated by reference to Exhibit 6.c to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)

6.c	Development Agreement #2 (2020) Between the Law Center and EBPREC (incorporated by reference to Exhibit 6.f to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)

6.d	Incubation and Technical Support Agreement (2020-2021) (incorporated by reference to Exhibit 6.g to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)

6.e	Legal Services Agreement (2020-2021) (incorporated by reference to Exhibit 6.h to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)

6.f	General Fiscal Sponsorship Agreement (2021) (incorporated by reference to Exhibit 6.i to the Company’s 2020 Annual Report on Form 1-K filed April 29, 2021)

6.g	Development Agreement #4 with Law Center

6.h	TCC Partnership Agreement (2021-2024) (incorporated by reference to Exhibit 6.i to the Company’s 2020 Annual Report on Form 1-K filed April 29, 2021)

6.i	Recoverable Grant Agreement (2021) (incorporated by reference to Exhibit 6.i to the Company’s 2020 Annual Report on Form 1-K filed April 29, 2021)

6.j	Center for Cultural Innovation - AmbitioUS Capital Support Agreement #2 (incorporated by reference to Exhibit 6.i to the Company’s 2020 Annual Report on Form 1-K filed April 29, 2021)

6.k	ImpactAssets Loan Agreement

32

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

East Bay Permanent Real Estate Cooperative, Inc.

By: /s/ Noni Session

Noni Session

Executive Director

4/27/2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature:	/s/ Noni Session
Name:	Noni Session
Title:	Executive Director
Date:	4/27/2022

Signature:	/s/ Gregory Jackson
Name:	Gregory Jackson
Title:	Board President
Date:	4/27/2022

Signature:	/s/ Shira Shaham
Name:	Shira Shaham
Title:	Board Secretary & New Projects Director
Date:	4/27/2022

Signature:	/s/ Ojan Mobedshahi
Name:	Ojan Mobedshahi
Title:	Board Treasurer, Principal Financial Officer, & Principal Accounting Officer
Date:	4/27/2022

Signature:	/s/ Candice Elder
Name:	Candice Elder
Title:	Board Member
Date:	4/27/2022

33